August 8, 2005

Mail Stop 0409

<u>VIA U.S. MAIL AND FAX (336) 297-0931</u>

Mr. Frank C. Marchisello, Jr.
Executive Vice President and Chief Financial Officer
Tanger Properties Limited Partnership
3200 Northline Avenue, Suite 360
Greensboro, NC 27408

> **Re:** **Tanger Properties Limited Partnership**
> **Form 10-K for the year ended December 31, 2004**
> **Filed March 16, 2005**
> **File No. 333-03526-01**

Dear Mr. Marchisello:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

Steven C. Jacobs
Branch Chief